November 20, 2015

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Digital TV Holding Co., Ltd.

Form 6-K furnished November 10, 2014

File No. 001-33692

Dear Mr. Krikorian:

Reference is made to the letter, dated November 6, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) relating to the proxy statement (the “Proxy Statement”) of China Digital TV Holding Co., Ltd. (the “Company”) furnished on Form 6-K with the SEC on November 10, 2014 and the subsequent telephone conversations between the Staff and Clifford Chance. The Company is submitting a copy of this letter as “correspondence” via EDGAR.

The Company advises the Staff that the transactions are pending the review and approval by the China Securities Regulatory Commission. Such approval is a condition precedent to the completion of the transactions. Article 13 of The Share Subscription Agreement for the Non-public Offering of A-shares by Shanghai Tongda Venture Capital Co., Ltd. (a copy of which was annexed to the Proxy Statement and available via EDGAR) provides that "Where the Purchase fails to be completed on December 31, 2015, then unless both parties agree to an extension upon negotiation, otherwise, this Agreement shall be automatically terminated…". As an extension may involve renegotiation of certain key terms and conditions of the transactions, such as pricing, the Company currently does not agree to such key terms for extension.

Our current independent registered public accounting firm for the year ending December 31, 2015 is KPMG Huazhen LLP. The name of the audit engagement partner is Allen Lu, and his email address is allen.lu@kpmg.com. KPMG Huazhen LLP is a China Partnership and a member firm of the KPMG network of independent member firm affiliated with KPMG International.

* * *

Thank you again for your time and kind attention to this matter. Please feel free to contact Mr. Liu Fang of Clifford Chance (tel: +852-2825-8919; fax: +852-2825-8800; email: fang.liu@cliffordchance.com), or the undersigned (tel: +8610-6297-1199 x 6172; e-mail: yueqian@novel-supertv.com), with any questions you may have.

Very truly yours,

/s/ Qian Yue
Qian Yue
Acting Chief Financial Officer

cc:	Ms. Laura Veator

(Securities and Exchange Commission)

Liu Fang, Esq.

(Clifford Chance)

Mr. Allen Lu

(KPMG Huazhen LLP)

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